As filed with the Securities and Exchange Commission on December 27, 2013

Registration No. 333-192592

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Post-Effective Amendment No. 1

to

FORM S-11

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

AMERICAN HOMES 4 RENT

(Exact name of registrant as specified in governing instruments)

30601 Agoura Road, Suite 200

Agoura Hills, California 91301

(805) 413-5300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sara H. Vogt-Lowell

Senior Vice President and Chief Legal Officer

American Homes 4 Rent

30601 Agoura Road, Suite 200

Agoura Hills, California 91301

(805) 413-5300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James E. Showen G. Allen Hicks Hogan Lovells US LLP 555 Thirteenth Street N.W. Washington, D.C. 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910	William J. Cernius Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Phone: (714) 540-1235 Facsimile: (714) 755-8290

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  333-192592

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

This Registration Statement shall become effective upon filing with the Securities and Exchanged Commission pursuant to Rule 462(d) under the Securities Act.

Explanatory Note

This Post-Effective Amendment No. 1 (the “Amendment”) amends the Registration Statement on Form S-11, as amended (File No. 333-192592) of American Homes 4 Rent (the “Company”), initially filed on November 27, 2013 and declared effective by the Securities and Exchange Commission on December 20, 2013. The Company is filing this Amendment for the sole purpose of replacing Exhibits 3.4, 5.1 and 10.7 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 36(b) of Part II as set forth below.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits.

(b)	Exhibits. The following exhibits are filed as part of this registration statement on Form S-11:

Exhibit Number	Exhibit Document

3.4	Articles Supplementary for American Homes 4 Rent 5.000% Series B Participating Preferred Shares

5.1	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered

10.7	Sixth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.

24.1	Power of Attorney (included on the signature page to this registration statement (SEC File No. 333-192592) filed November 27, 2013)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Agoura Hills, state of California on December 27, 2013.

AMERICAN HOMES 4 RENT

By:	/s/ David P. Singelyn
David P. Singelyn
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ David P. Singelyn	Date: December 27, 2013
David P. Singelyn Chief Executive Officer and Trustee (Principal Executive Officer)

By:	/s/ Peter J. Nelson	Date: December 27, 2013
Peter J. Nelson Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

By:	*	Date: December 27, 2013
B. Wayne Hughes (Non-Executive Chairman)

By:	*	Date: December 27, 2013
John Corrigan Chief Operating Officer and Trustee (Trustee)

By:	*	Date: December 27, 2013
Dann V. Angeloff (Trustee)

By:	*	Date: December 27, 2013
Matthew J. Hart (Trustee)

By:	*	Date: December 27, 2013
James H. Kropp (Trustee)

By:	*	Date: December 27, 2013
Lynn Swann (Trustee)

By:	*	Date: December 27, 2013
Kenneth Woolley (Trustee)

By:	/s/ David P. Singelyn
Attorney-in-fact

Exhibit Index

Exhibit Number	Exhibit Document

3.4	Articles Supplementary for American Homes 4 Rent 5.000% Series B Participating Preferred Shares

5.1	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered

10.7	Sixth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.

24.1	Power of Attorney (included on the signature page to this registration statement (SEC File No. 333-192592) filed November 27, 2013)